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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Calvert Asset Management, Inc. ("CAMCO") on behalf of:

       Calvert Social Investment Fund ("CSIF")

       Calvert Variable Series, Inc. ("CVS")

       The Calvert Fund ("TCF")

       Calvert World Values Fund, Inc. ("CWVF")

(Name of Issuer)

Allstream, Inc.

(Title of Class of Securities)

02004C105 (Class A)

02004C204 (Class B)

(CUSIP Number)

August 11, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. .............Class A #02004C105 and Class B #0204C204..........................

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

....CAMCO - 52-1233223....................................................................

....CSIF - 52-6318754...........................................................................

....CVS - 06-1195794...........................................................................

....TCF - 52-6228948...........................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.... ...........X...........................................................
	(b)	.... ................................................................ ....

3.	SEC Use Only .... ...........................................................

4.	Citizenship or Place of Organization .......Delaware.............................................................

Number of Shares Beneficially Owned by Each Reporting Person With
5.

Sole Voting Power

                                                Class A           Class B

CSIF - 52-6318754.                ..2%                  0.6%

CVS - 06-1195794                 ..1%                  0.3%

TCF - 52-6228948                  1.1%                3.8%

CWVF - 52-1901865              ..0%                  0.9%

........................................................................

		6.	Shared Voting Power ......Class A 1.4% and Class B 5.6%...........

		7.	Sole Dispositive Power.....................................................................................................................

		8.	Shared Dispositive Power ..............X................................................................................................................

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

                                                Class A           Class B

CSIF - 52-6318754.                1,948               104,923

CVS - 06-1195794                 794                  56,828

TCF - 52-6228948                  13,224             711,427

CWVF - 52-1901865              0                      166,000

Class A 15,966 aggregate and Class B 1,039,178 aggregate

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.

Percent of Class Represented by Amount in Row (9)

                                                Class A           Class B

CSIF - 52-6318754.                ..2%                  0.6%

CVS - 06-1195794                 ..1%                  0.3%

TCF - 52-6228948                  1.1%                3.8%

CWVF - 52-1901865              ..0%                  0.9%

...................................................................................................

12.	Type of Reporting Person (See Instructions) ..............IA and IV..............................................

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